Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
February 24, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. FILES EUROPEAN CLINICAL TRIAL APPLICATION FOR A PHASE I/II STUDY OF ITS LUNG CANCER DRUG CANDIDATE L-DOS47

AURORA, Ontario, February 24, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a developer of biopharmaceutical drug candidates for the prevention and treatment of cancer, today announced that it has filed a clinical trial application (“CTA”) with the Central Register of Clinical Trials at the Polish Ministry of Health seeking approval to perform its planned Phase I/II clinical safety, tolerability and preliminary efficacy study of its lung cancer drug candidate L-DOS47.

L-DOS47 is Helix’s first therapeutic immunoconjugate drug candidate under development based upon the Company’s novel DOS47 technology, which is designed to modify the microenvironmental conditions of cancer cells in a manner that leads to their destruction. L-DOS47 is intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic, non-small cell lung cancer (“NSCLC”).

“The proposed Phase I/II clinical study will employ a sophisticated design, intended to allow Helix to study the effects of L-DOS47 both as a stand-alone therapy and in combination chemotherapy or radiation therapy regimens, within specific parameters,” said John Docherty, President of Helix BioPharma Corp. “Based on the local alkalizing properties of L-DOS47, we believe it may function synergistically with other cancer therapies that are known to be compromised by tumor acidity. We are very much looking forward to the prospect of beginning to assess the synergistic capabilities of L-DOS47 and its stand-alone effects in NSCLC patients in this study, pending regulatory approvals.”

The CTA review process in Poland typically requires 60 days, during which the reviewers will decide if an applicant is permitted to proceed with its proposed clinical trial. Additional information may be requested from the applicant, which could extend the review period.

About the Planned Phase I/II Study

The proposed Phase I/II study is planned to be an open-label, non-randomized study to evaluate the safety, tolerability and preliminary efficacy of L-DOS47 alone and in combination with chemotherapy or radiation therapy. The study is planned to be conducted in patients with inoperable, locally advanced, recurrent or metastatic non-squamous NSCLC, using a multi-arm design whereby patients will be recruited into one of four treatment arms: (1) L-DOS47 monotherapy; (2) L-DOS47 + vinorelbine; (3) L-DOS47 + vinorelbine + cisplatin; or (4) L-DOS47 + radiation therapy. Vinorelbine, cisplatin and radiation therapy are all common treatments used today for NSCLC.

The total number of patients to be enrolled in the study will principally depend on the number of patients required to reach the maximum tolerated dose (“MTD") in each treatment arm; however, based on Helix’s preclinical studies to date, it currently estimates that the study will enroll approximately 30-to-50 patients in each treatment arm in order to reach the MTD. On top of this, an estimated 20 additional patients are planned to be enrolled per treatment arm for an expanded efficacy evaluation, which brings our estimate of the total number of patients to be enrolled in the study to between 200-to-280 patients.

Helix is still in the process of gathering the required third-party service provider costing proposals to execute both studies and has not yet committed any funds for this purpose. Assuming required regulatory approval in Poland is obtained in a timely fashion, Helix plans to prioritize its current capital resources to initiating this study as well as its recently approved U.S. Phase I study. The Company will require additional capital in order to see both studies through to completion. The Company estimates that its U.S. Phase I study and its planned Polish Phase I/II study will have durations of not less than 12 months and 18 months after commencement of patient enrollment, respectively, followed by analysis and reporting of the study results in each case. These estimates are based on Helix’s current planned schedules, which include estimates of patient availability, recruitment rate and the number of patients needed to reach MTD, in both jurisdictions, and assume that Helix will be able to obtain the requisite additional financing to complete the studies in a timely manner.

About L-DOS47

L-DOS47 is the Company’s first drug candidate under development based upon its DOS47 technology. L-DOS47 is a therapeutic immunoconjugate which combines Helix’s DOS47 technology with a highly specialized camelid-derived single domain antibody designed to identify a unique CEACAM6 antigenic site predominantly associated with NSCLC cells. It is designed to function by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. It is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By breaking down urea at the site of cancerous tissues in the body, we believe that L-DOS47 will modify the microenvironmental conditions of cancer cells in a manner that leads to their death. Among these theorized effects, Helix believes that L-DOS47 will stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. Helix also believes that the local production of ammonia at the site of cancerous tissues will readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

For further information contact:

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s plans for the development of L-DOS47; L-DOS47 as an innovative cancer treatment for NSCLC; the Company’s plans to commence human clinical testing in Europe of the drug candidate; its planned U.S. Phase I study, including time frames; its planned Polish Phase I/II study, including study methodology, estimates regarding the number of patients, and time frames; its need for study costs estimates; its priorities for capital resources; its need for additional capital; and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may prove to be incorrect; the Company’s continuing need for additional capital and for substantial funding beyond its current resources, which are not assured; that the Polish regulatory authorities may deny approval of the Company’s CTA or put the Company’s CTA application on clinical hold and request more information; insufficient or delayed patient enrolment for any of the planned studies; the risk that the design of the planned clinical trial may be different than currently intended; uncertainty over the expected duration of the planned clinical trials; uncertainty whether the Company’s planned clinical trials referred to in this news release will be approved, conducted or achieve expected results; the need for further regulatory approvals, including marketing authorizations, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies, including without limitation, clinical trial services and supplies of drug product; the potential need for further clinical trials beyond those mentioned in this news release which may not occur as planned or achieve expected results; product liability and insurance risks; risks and uncertainties related to research and development, including clinical trial and manufacturing risks; intellectual property risks; uncertainties related to economic conditions; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; exchange rate risk; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.

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